UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

21004572

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SEC FILE NUMBER
8-69555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/20 (MM/DD/YY) AND ENDING 03/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axis Capital USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Ave, Suite 714
(No. and Street)

New York	N.Y.	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KNAV P.A.
(Name – *if individual, state last, first, middle name*)

One Lakeside Commons Suite 850, 900 Hammond Drive NE	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axis Capital USA LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

4/21/21

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXIS CAPITAL USA LLC
STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

MARCH 31, 2021

AXIS CAPITAL USA LLC
MARCH 31, 2021
TABLE OF CONTENTS

PARTNERS BEYOND BOUNDARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Axis Capital USA, LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axis Capital USA, LLC. (hereinafter referred to as "the Company") as of March 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, *in all material respects*, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States of America) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KNAV P.A.

Atlanta, Georgia
We have served as the Company's auditor since 2020
April 26, 2021

KNAV P.A.
Certified Public Accountants
One Lakeside Commons, Suite 850, 990 Hammond Drive NE, Atlanta, GA 30328 T 1 678 584 1200 F 1 770 676 6082 E admin@knavcpa.com

AXIS CAPITAL USA LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

Assets		
Cash and Cash Equivalents	$	545,295
Due from Affiliate		15,050
Property and Equipment (net of accumulated depreciation of $658)		372
Other Assets		14,665
Total Assets	$	575,382
Liabilities and Member's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	28,414
Total Liabilities		28,414
Member's Equity		
Member's Equity		705,000
Accumulated Deficit		(158,032)
Total Member's Equity		546,968
Total Liabilities and Member's Equity	$	575,382

The accompanying notes are an integral part of this financial statement.

1. Organization and nature of business

Axis Capital USA LLC (the "Company") was incorporated in Delaware on August 2, 2017. It is a wholly owned subsidiary of Axis Capital Limited (the "Parent") and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of chaperoning trades executed on the Indian exchanges by its affiliates under Rule 15a-6 of the Securities Exchange Act. The Company also distributes research reports under the same Rule.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The functional currency of the Company is the U.S. Dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less, at the time of purchase, to be cash equivalents. At March 31, 2021, the Company had a money market account with a balance of $463,222.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. At March 31, 2021 there was one class of property and equipment which was computers. The Company provides for depreciation using the straight-line method over the estimated useful lives for office equipment over two to five years, computers over three to six years, and furniture over ten years.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more- likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and NY State and NY City jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities for years after 2017. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state, local and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

Contract Assets and Liabilities

There were no contract assets or liabilities at April 1, 2020 and March 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Lease Accounting

In February 2016, the FASB issued ASC 2016-02, Leases (Topic – 842), as amended, which supersedes the current leasing guidance and upon adoption, requires lessees to recognize the right of use asset and lease liabilities on the balance sheet for all leases with term longer than 12 months. Leases were classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

Credit Losses

Effective April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's revenues including but not limited to, receivables related to service fees, is impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of April 1, 2020. According, the Company recognized no adjustment upon adoption.

3. Related-party transactions

As of March 31, 2021, the amounts due from an affiliate for service fees was $15,050.

4. Income taxes

During the period July 15, 2017 through May 15, 2019 the Company capitalized all its expenses as organizational costs for tax purposes. This treatment resulted in a deferred tax asset at the start of operations of $57,131 which was fully reserved. As of March 31, 2021 deferred tax assets related to organizational costs and net operating loss carry forwards arising from the year ended March 31, 2020, amount to approximately $53,000 and are fully reserved as their realization is not assured.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Company had net capital of $516,881, which exceeded the minimum requirement of $250,000 by $266,881. At March 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

7. Commitments and contingencies

Office space

The Company leases its New York City office facility under a monthly operating lease

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results of these examinations will not materially affect the Company's financial position or results of operations.

8. Off-balance-sheet risk and concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any such losses in such accounts and believes it is not exposed to any significant credit risk. The cash balances in excess of FDIC limit were $295,295 as of March 31, 2021.

A majority of the Company's operations are conducted through an affiliate company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

9. **Covid-19**

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

10. **Subsequent events**

Events have been evaluated through April 26, 2021, the date that these financial statements were available to be issued and no further information is required to be disclosed.